Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Games Business

Strengthening on Restructuring

Core initiatives:

Game teams as profit centers; new team incentives

TAIPEI, Taiwan, June 10, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today positive initial results from an internal restructuring completed in May, a key part of new management’s turnaround plans for its online games business.

Management’s plans to strengthen the financial performance of GigaMedia’s FunTown online games operations include the following: 1) a new strategic focus on casual, self-developed games; 2) an internal restructuring of operations; and 3) new strategic partnerships and acquisitions.

The restructuring centers on the creation of new teams for each major product. Teams are organized like individual studios with complete resources, including planning, operations and technology support. Complementing this are new quarterly incentives tied to team performance.

“Strong execution of our restructuring is beginning to drive operational improvements,” stated GigaMedia Chief Executive Officer Collin Hwang. “In just one month, we are already seeing a faster, more nimble FunTown.”

“Our MahJong team recently developed and launched a product update in just 26 days – a process which used to take months,” stated CEO Collin Hwang. “In addition, we are currently finalizing plans for a mid-June launch of a new suite of casino games.”

Following the restructuring, product teams have begun reporting as individual profit centers to GigaMedia’s new chief operating officer, Ronald Ho.

“Ronald and I share a common vision of leveraging our expertise in casual games to capitalize on opportunities in Greater China and are pleased with our progress to date,” stated CEO Collin Hwang. “We look forward to further optimizing operations and adding new growth initiatives this year to drive improved financial performance in our online games business.”

In April 2013, GigaMedia announced the appointment of Ronald Ho as chief operating officer of its FunTown online games business; Ronald joined the team as part of the company’s new strategic repositioning/growth initiatives focused on extending FunTown’s online game platform with self-developed casual browser/mobile games.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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